Exhibit 2

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this “Agreement”) is made as of January 30, 2013 (the “Effective Date”), by and among (A) Mr. Chaim Katzman, from 3872NE 199ter Aventure FL 33180 (on his behalf and/or on behalf of private entities owned by him and/or any of his immediate family members and/or entities or trusts acting for the benefit of him and/or of any of his immediate family members) (“Katzman”) and First US Financial LLC, a Nevada corporation from with Adv. Alan Marcus, Aventura Title Insurance Corporation, Aventura Corporate Center, 20803 Biscayne Boulevard, Suite 301, Aventura Florida 33180, USA owned by Katzman, Ottoson (as defined below) and Mr. Martin Klein and controlled by Katzman (“FUF”; Katzman and FUF collectively referred to herein as the “Katzman Group”); (B) Mr. Dori Segal, from 85 Hanna Avenue, Suite 400, Toronto ,ON, M6K 3S3, Canada , (on his behalf and/or on behalf of private entities owned by him and/or any of his immediate family members and/or entities or trusts acting for the benefit of him and/or of any of his immediate family members) (“Segal”) and Mrs. Erica Ottoson, from 85 Hanna Avenue, Suite 400, Toronto ,ON, M6K 3S3, Canada, (on her behalf and/or on behalf of private entities owned by her and/or any of her immediate family members and/or entities or trusts acting for the benefit of her and/or of any of her immediate family members) (“Ottoson”; Segal and Ottoson collectively referred to as “Segal Group”). Katzman Group and Segal Group are collectively referred to herein as “Parties” or the “Stockholders” and each individually as a “Party” or as a “Stockholder.” Capitalized terms used herein are defined in Section 6 hereof.

Whereas Katzman Group is the controlling shareholder of Norstar Holdings Inc. a Panamanian corporation, which securities are listed for trading on the Tel-Aviv Stock Exchange (“Norstar” or the “Company”); and

Whereas each of Segal and Ottoson are Principal Shareholders (as such term is defined under the Israeli Securities Law 5728-1968) of Norstar; and

Whereas in light of, among other things, recent regulatory changes, including the proposed law to Promote Competition and Reduce Concentration, 2012, with its expected implications on Norstar and the Stockholders, pursuant to its current holdings structure, the Parties hereto wish to enter into a Stockholders Agreement and accept the rights and obligations created pursuant hereto in connection with their holdings in Norstar as of the Effective Date;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties to this Agreement hereby agree as follows:

1.	Board of Directors:

(a)	The Parties hereto agree that for as long as this agreement shall remain in full force and effect, the Parties shall exercise their voting power in Norstar in a manner that the Board of Directors of the Company shall be comprised of a majority of “Independent Directors” , as such term is defined in the Israeli Companies Law (the “Independent Directors”), such majority to include the External Directors - “Dachazim” - nominated in accordance with the provisions of the Companies Law which are applicable to Norstar (the “External Directors”). The Parties undertake that the Independent Directors so appointed, other than the External Directors, shall not be Israeli Residents.

(b)	Each member of the Katzman Group will vote all of its Stockholder Shares and any other voting securities of Norstar over which it has voting control for the election to Norstar’s board of directors (“Board”) of two directors designated by the Segal Group (the “Segal Group Directors’’), provided that (i) one of such designees shall be an Independent Director, and (ii) for as long as Chaim Katzman is alive and has not been declared “legally incompetent” by any relevant court in the United States, such designee for Independent Director shall be reasonably acceptable to Chaim Katzman and shall have all required qualifications under any applicable law. In the event that Chaim Katzman determines that any such designee is not acceptable to it, Chaim Katzman shall notify Segal Group in writing of such determination, including the basis therefore, and Segal Group shall be entitled to designate a replacement nominee who shall be subject to approval by Chaim Katzman as provided in this Section 1(b).

(c)	Each member of the Segal Group will vote all of its Stockholder Shares and any other voting securities of Norstar over which it has voting control for nominees to the Board of Directors as directed in writing by a representative of the Katzman Group, including External Directors (and shall vote against any other nominee to the Board), subject to the provisions of Section 1(a).

(d)	At the date hereof, Norstar’s Board of Directors is made up of eight members, of which three members are Independent Directors, and shall be deemed appointed by the Katzman Group. The Segal Group shall be entitled to appoint its Independent Director designee at any time as the ninth Board member, in accordance with the provisions of Norstar’s Articles of Association.

2.	Tag-Along Rights.

(a)	If any member (in this Section 2, the “Selling Stockholder”) of the Katzman Group or any member of the Segal Group proposes to sell, other than pursuant to an open-market transaction or a de minimis transaction (each involving less than 2% of Norstar’s outstanding stock per calendar quarter), any of its Stockholder Shares, it may only make such sale after complying with the provisions of this Section 22. First, the Selling Stockholder shall give to each member of the other group (the “Offeree”) a notice (an “Offer Notice”) allowing each member of the other group to participate, with respect to a number of Stockholder Shares equal to the Tag-Along Amount (as defined in Section 2(b) below), in such sale by the Selling Stockholder, and for the same per share consideration. The Offer Notice shall specify the following information: (i) the number of shares that the Selling Stockholder proposes to sell or transfer (the “Tag Along Shares”) and the Tag-Along Amount (as defined in section 2(b) below); and (ii) the price that the Selling Stockholder will receive in respect of the Tag Along Shares, which shall be stated in cash, and the requested terms of payment thereof; (iii) the proposed date for sale of the Tag Along Shares; and (iv) the identity of the proposed third party purchaser. The Offerees shall have the right for a period of 10 Days after the Offer Notice is given (the “Acceptance Period”), to accept such offer in whole or in part, exercisable by delivering a written notice (the “Acceptance Notice”) to the Selling Stockholder within the Acceptance Period, stating therein the number of shares of Common Stock to be sold by the Offerees to the proposed transferee, provided however that the number of Common Shares that the Offerees shall be entitled to sell shall not be greater than the Tag Along Amount (as defined in section 2(b) below). Prior to the earlier of (i) the end of the Acceptance Period or (ii) the acceptance or rejection of the Selling Stockholder’s offer, as the case may be, by the Offerees, the Selling Stockholder shall not complete any sale of shares of Common Stock. Notwithstanding the aforesaid provisions, in the event that the Selling Stockholder is a member of the Segal Group, and any member of the Katzman Group decides to exercise the Tag Along Rights granted hereunder, and such member is still subject to the Hapoalim Tag Along Agreement (as defined below in Section 2(b), then the periods of time set forth above shall be deemed amended to accommodate the Hapoalim Tag Along Agreement.

(b)	For purposes of this Section 2, the “Tag-Along Amount” shall mean a number of Stockholder Shares determined (i) on a pro-rata basis based upon the Katzman Group’s and the Segal Group respective relative ownership of Stockholder Shares vis-a-vis one another (the “Tag Along Ratio”), or (ii) in the event that Tarshish – Holdings and Investments Hapoalim Ltd. (“Hapoalim”) decide to exercise the tag along rights granted to them in respect of Norstar’s shares by Katzman and FUF pursuant to that certain agreement dated July 17, 2011 (the “Hapoalim Tag Along Agreement”), then the Tag Along Amount shall be calculated by applying the Tag Along Ratio to the number of Tag Along Shares to be sold by the Katzman Group after deducting there from the number of Stockholder Shares to be sold by Hapoalim after exercising their Tag Along rights.

(c)	In the event that an Offeree elects to participate in the sale set forth in the Offer Notice by delivering an Acceptance Notice during the Acceptance Period, then for a period of 120 days following the Acceptance Period the Selling Stockholder may sell its Stockholder Shares for consideration not less than 95% of the consideration stated in the Offer Notice, and on other terms no less favorable to the Selling Stockholder than those set forth in the Offer Notice; provided that the transferee shall simultaneously purchase the number of shares of Common Stock as calculated above from accepting Offerees, as the case may be. In the event that the Offerees do not elect to participate in the sale set forth in the Offer Notice, then for a period of 120 days following the Acceptance Period, the Selling Stockholder may sell the Stockholder Shares it proposed to sell in the Offer Notice, to the third party purchaser specified in the Offer Notice, for consideration not more than 105% of the consideration stated, and on other terms no more favorable to the Selling Stockholder than those set forth in the Offer Notice.

(d)	A proposed change in control of a member of Katzman Group that holds Stockholder Shares, following which Mr. Chaim Katzman and/or his immediate family members will not control such group member nor be the exclusive beneficiary of such group member, will be considered a sale of such Stockholder Shares (a “Deemed Katzman Sale”) that is subject to this Section 2. If such group member has assets and/or liabilities in addition to Stockholder Shares (such that the sale price of the interests in such group member may not be determinative of the sale price of the Stockholder Shares held by such group member), then the per share consideration applicable to the Deemed Katzman Sale for purposes of this Section 2 shall be as mutually agreed by the parties hereto in good faith; provided, that if the parties hereto are unable to agree on such per share consideration within 5 Business Days after the delivery of the Offer Notice, the per share consideration shall be determined by an independent investment bank mutually agreed upon by the parties hereto in good faith and the Acceptance Period shall be extended until 5 Business Days after the per share consideration is determined by such independent investment bank. The provisions of the Section 2(d) shall apply, mutatis mutandis, to the Segal Group, and any proposed change in control of a member of Segal Group that holds Stockholder Shares, following which Mr. Dori Segal and/or his immediate family members or Mrs. Erica Ottoson and/or her immediate family members will not control such group member.

(e)	The tag-along rights set forth in this Section 2 shall not apply to any shares of Common Stock pledged or to be pledged by any party hereto as security for a bona fide loan (any such currently or future pledged shares, the “Pledged Shares”) that are foreclosed upon or sold by the lender with respect to such loan, and each Party undertakes to execute and sign any and all documents reasonably required by any such lender in connection therewith.

(f)	For the avoidance of doubt, the sale, assignment or transfer of shares by any Party pursuant to the terms of Section 10(a) below shall not be subject to the tag-along rights set forth in this Section 2.

3. Attribution of Holdings. For purposes of calculating the holdings of Katzman Group and of Segal Group under Section 1 above, the shares of Norstar owned by FUF shall be attributed to the Stockholders pro rata to their respective ownership in FUF, as such ownership may be at the time of attribution, and shall be added to the shares in Norstar owned directly by such Stockholder.

4. Confidentiality. All materials and information obtained by any Stockholder pursuant to this Agreement or otherwise delivered by one Stockholder to any other Stockholder shall be kept confidential and shall not be disclosed to any third party except (a) as has become generally available to the public (other than through disclosure by such Stockholder in contravention of this Agreement), (b) to such Stockholder’s directors, officers, trustees, partners, employees, agents and professional consultants on a need to know basis, , (c) to any person or entity to which such Stockholder offers to sell or transfer any shares of Common Stock, provided, that the prospective transferee shall agree to be bound by the provisions of this Section 4, (d) in any report, statement, testimony or other submission to any governmental authority having or claiming to have jurisdiction over such Stockholder, or (f) in order to comply with any law, rule, regulation or order applicable to such Stockholder, or in response to any legal process or formal or informal investigative demand issued to such Stockholder in the course of any litigation, investigation or administrative proceeding.

5. Conflicting Agreements. No Stockholder shall act, for any reason, as a member of a group or in concert or enter into any agreement or arrangement with any other person in connection with the acquisition, disposition or voting of Stockholder Shares in any manner which is inconsistent with the provisions of this Agreement.

6. Definitions.

“Business Day” means any day on which banks are open for business in the city of New York.

“control” as defined under the Israeli Securities Law 5728-1968.

“Common Stock” means (i) Norstar’s common stock, par value $1 per share; and (ii) any securities issued or issuable with respect to the capital stock referred to in clause (i) above by way of stock dividends or stock splits or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization; and (iii) any Norstar’s common stock issued upon the exercise or conversion of any warrants or convertible debentures or any other securities convertible into or exchangeable for shares of common stock of Norstar.

“Stockholder(s)” shall have the meaning as set forth in the preamble and shall include their permitted successors and assigns.

“Stockholder Shares” means any Common Stock owned by, or attributed to, from time to time, a Stockholder.

7. Amendment and Waiver. Except as otherwise provided herein, no modification, amendment or waiver of any provision of this Agreement shall be effective unless such modification, amendment, termination or waiver is approved in writing by each of the parties to this Agreement. The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

8. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

9. Entire Agreement. This document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way. For the avoidance of doubt, this Agreement shall not affect, limit or otherwise modify the provisions of the following documents: (i) the Irrevocable Proxy and Power of Attorney granted to Mr. Chaim Katzman by FUF on April 4 2004; (ii) the agreement between M. Chaim Katzman, Mrs. Erica Ottoson and FUF dated April 4 2004 with respect to their holdings in FUF; and (iii) the Irrevocable Proxy and Power of Attorney granted to Mr. Chaim Katzman by Mrs. Erica Ottoson pursuant to the agreement referred-to in the preceding paragraph (ii).

10. Successors and Assigns; Transfers of Common Stock; Transfers of Interests in Subsidiaries; Assignment of Rights.

(a)	Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any Party hereto without the prior consent of the other parties, provided, however, that any Party hereto (an “Assignor”) may assign its rights and obligations hereunder to another person (which term shall include any entity) (an “Assignee”) that is controlled by or under common control with the Assignor; provided, that the Assignee agree in writing to be subject to the terms and conditions of this Agreement to which the Assignor was subject and the relevant definition of such party shall be modified to include such Assignee therein. In addition, any transfer of Stockholder Shares by any Party to another person (which term shall include any entity) that is controlled by or under common control with such transferring Party shall be subject to such transferee’s agreement in writing to be subject to the terms and conditions of this Agreement, and the relevant definition of such Party shall be modified to include such transferee therein.

(b)	This Agreement shall bind and inure to the benefit of and be enforceable by the Stockholders and the respective successors and permitted assigns of each of them, so long as they hold Stockholder Shares.

11. Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

12. Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, mailed, sent by reputable courier service, or faxed to any recipient at the address indicated in Section 13 below, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices will be deemed to have been given hereunder when delivered personally, three Business Days after deposit in the U.S. mail, one Business Day after deposit with a reputable overnight courier service and one Business Day after receipt of fax confirmation.

13. Representative.

(a)	Any decisions, consents, agreements, notices or communications required in connection with this Agreement by any member of the Katzman Group shall be made, written or delivered by its representative, Mr. Chaim Katzman, to the address detailed below, and the Parties hereto shall be entitled to rely on the decisions, consents, agreements, notices or communications from Mr. Katzman without further action from any other member of the Katzman Group.

Mr. Chaim Katzman:

Address: 3872NE 199ter Aventure FL 33180, USA

Fax: +1(305)947-1734

(b)	Any decisions, consents, agreements, notices or communications required in connection with this Agreement by any member of the Segal Group shall be made, written or delivered by its representative, Mr. Dori Segal, with copy to Ottoson, to the address detailed below, and the Parties hereto shall be entitled to rely on the decisions, consents, agreements, notices or communications from Mr. Segal without further action from any other member of the Segal Group.

Mr. Dori Segal:

Address: 85 Hanna Avenue, Suite 400, Toronto, ON, M6K 3S3, Canada

Fax: +1 (416) 941-1655

Mrs. Erica Ottoson:

Address: 85 Hanna Avenue, Suite 400, Toronto, ON, M6K 3S3, Canada

Fax: +1 (416) 941-1655

14. Governing Law; Consent to Jurisdiction. This Agreement will be construed and interpreted in accordance with and governed by the laws of the State of Florida. Each party hereby irrevocably submits to the exclusive jurisdiction of the state or federal courts located in Dade County, Florida, in connection with any suit, action or other proceeding arising out of or relating to this Agreement and the transactions contemplated hereby, and hereby agree not to assert, by way of motion, as a defense, or otherwise in any such suit, action or proceeding that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced by such courts.

15. Term and Renewal.

(a)	This Agreement shall stay in effect until the earlier to occur of (i) the lapse of seven (7) years as of the Effective Date (the “Term”), or (ii) the Segal Group owns less than 10% of Norstar’s total outstanding voting capital stock, on a fully-diluted basis, for 90 consecutive days, or (iii) the Katzman Group owns less than 20% of Norstar’s total outstanding voting capital stock on a fully-diluted basis, for 90 consecutive days,

(b)	One year prior to the end of the Term, and provided this Agreement is still in effect at such time, the Parties shall inform each other in writing of their intention to renew this Agreement. If the Parties shall reach agreement on such renewal, this Agreement shall be extended for an additional period of three years from the end of the Term (the Extended Term”). The provisions of this Section 15(b) shall apply to each additional extension of this Agreement, mutatis mutandis, such that one year prior to the end of each Extended Term, the Parties may agree on an additional three year extension of this Agreement.

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(signatures on following page)

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written

KATZMAN GROUP:

/s/ Chaim Katzman
Mr. CHAIM KATZMAN

FIRST US FINANCIAL LLC
By:	/s/ Chaim Katzman
Name: Mr. Chaim Katzman

SEGAL GROUP:

/s/ Dor J. Segal
MR. DOR J. SEGAL

/s/ Erica Ottosson
MRS. ERICA OTTOSON